Exhibit 99.1

THERAPIX BIOSCIENCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

UNAUDITED

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2020	2019	2019
		Unaudited		Audited
	Note	USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$144	$1,593	$870
Restricted deposit		34	10	10
Other accounts receivable		632	246	75

		810	1,849	955

NON-CURRENT ASSETS:
Restricted deposit		-	24	24
Investment in associate	6c	742	-	-
Property and equipment, net	6d	41	209	175

		783	233	199

		$1,593	$2,082	$1,154

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2020	2019	2019
		Unaudited		Audited
	Note	USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from others	6d	$6	$64	67
Trade payables		1,108	885	864
Other accounts payable		65	138	108
Short-term loan	3b	61	-	-
Convertible component	3b	397	-	-
Convertible debentures		-	993	-
Conversion component of convertible debentures		-	142	-

		1,637	2,222	1,039

NON- CURRENT LIABILITIES:
Lease liability	6d	-	116	94
Warrants	3b, 4b, 6c	598	486	7

		598	602	101

EQUITY (DEFICIT) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	4
Share capital		15,629	4,529	6,323
Share premium (*)		32,092	38,821	39,777
Reserve from share-based payment transactions		4,872	4,691	4,862
Foreign currency translation reserve		497	497	497
Transactions with non-controlling interests	6c	559	261	261
Accumulated deficit		(54,344)	(49,541)	(51,706)

		(695)	(742)	14
Non-controlling interests	6c	53	-	-

Total equity (deficit)		(642)	(742)	14

		$1,593	$2,082	$1,154

(*) Warrants exercisable into shares as of December 31, 2019 were reclassified into Share premium.

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

		Six months ended June 30,		Year Ended December 31,
		2020	2019	2019
		Unaudited		Audited
	Note	USD in thousands

Research and development expenses	5a	$493	$499	$1,639

General and administrative expenses	5b	970	1,550	2,469

Operating loss		1,463	2,049	4,108

Finance income		(29)	(210)	(305)

Finance expenses		1,204	475	676

Loss from continuing operations		2,638	2,314	4,479

Loss from discontinued operations, net		-	207	207

Loss		2,638	2,521	4,686

Total comprehensive loss		2,638	2,521	4,686

Attributable to:
Equity holders of the Company (continuing operations)		2,638	2,314	4,479
Equity holders of the Company (discontinued operations)		-	315	315
Non-controlling interests		-	(108)	(108)

		2,638	2,521	4,686

Basic and diluted net loss per share attributable to equity holders of the Company:
Loss from continuing operations		0.01	0.02	0.03
Loss from discontinued operations		-	0.002	0.002

		0.01	0.022	0.032

Basic and diluted net loss per ADS attributable to equity holders of the Company:
Loss from continuing operations		0.28	0.60	1.04
Loss from discontinued operations		-	0.08	0.07

		$0.28	$0.68	$1.11

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended June 30, 2020

	Attributable to equity holders of the Company
	Share capital	Share premium (*)	Reserve from share- based payment transactions	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total Equity (deficit)
	Unaudited
	USD in thousands

Balance at January 1, 2020	$6,323	$39,777	$4,862	$261	$497	$(51,706)	$14	$-	$14

Loss						(2,638)	(2,638)	-	(2,638)
Issue of share capital	9,306	(7,844)	-	-	-	-	1,462	-	1,462
Non-controlling interests	-	-	-	298	-	-	298	53	351
Expiration of share options	-	159	(159)	-	-	-	-	-	-
Cost of share-based payment	-	-	169	-	-	-	169	-	169

Balance at June 30, 2020	$15,629	$32,092	$4,872	$559	$497	$(54,344)	$(695)	$53	$(642)

(*)	Warrants exercisable into shares as of December 31, 2019 were reclassified into Share premium.

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2019

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share- based payment transactions	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total Equity (deficit)
	Unaudited
	USD in thousands

Balance at January 1, 2019	$3,822	$38,108	$4,409	$261	$497	$(46,912)	$185	$(108)	$77

Loss	-	-	-	-	-	(2,629)	(2,629)	108	(2,521)
Issue of share capital (net of issue expenses) (1)	628	442	-	-	-	-	1,070	-	1,070
Conversion of convertible debentures	79	171	-	-	-	-	250	-	250
Expiration of share options	-	100	(100)	-	-	-	-	-	-
Cost of share-based payment	-	-	382	-	-	-	382	-	382

Balance at June 30, 2019	$4,529	$38,821	$4,691	$261	$497	$(49,541)	$(742)	$-	$(742)

(1)	Net of issue expenses of $248 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2019

	Attributable to equity holders of the Company
	Share capital	Share premium (*)	Reserve from share- based payment transactions	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	Audited
	USD in thousands

Balance at January 1, 2019	$3,822	$38,108	$4,409	$261	$497	$(46,912)	$185	$(108)	$77

Income (loss)	-	-	-	-	-	(4,794)	(4,794)	108	(4,686)
Issue of share capital, net of issue expenses (2)	1,777	322	-	-	-	-	2,099	-	2,099
Conversion of convertible debentures	724	783	-	-	-	-	1,507	-	1,507
Registration of the resale of warrants	-	464	-	-	-	-	464	-	464
Expiration of share options	-	100	(100)	-	-	-	-	-	-
Cost of share-based payment	-	-	553	-	-	-	553	-	553

Balance at December 31, 2019	$6,323	$39,777	$4,862	$261	$497	$(51,706)	$14	$-	$14

(*)	Warrants exercisable into shares as of December 31, 2019 were reclassified into Share premium.

(2)	Net of issue expenses of $469 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2020	2019	2019
	Unaudited		Audited
	USD in thousands

Cash flows from operating activities:

Loss	$(2,638)	$(2,521)	$(4,686)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	33	144	179
Impairment loss of equipment	-	1,223	1,223
Cost of share-based payment	169	382	553
Finance expenses, net	710	46	156

	912	1,795	2,111

Working capital adjustments:

Decrease (increase) in other accounts receivable	(557)	158	329
Increase (decrease) in trade payables	193	(743)	(840)
Decrease in other accounts payable	(43)	(706)	(736)
Decrease in related parties	-	(874)	(874)

	(407)	(2,165)	(2,121)

Net cash used in operating activities	$(2,133)	$(2,891)	$(4,696)

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2020	2019	2019
	Unaudited		Audited
	USD in thousands

Cash flows from investing activities:

Investment in restricted bank deposits	-	$(1)	$(1)
Purchase of property and equipment	-	-	(1)
Proceeds from sale of property and equipment	-	724	724
Repayment of convertible loans	-	546	546

Net cash provided by investing activities	-	1,269	1,268

Cash flows from financing activities:

Issue of share capital (net of issue expenses)	43	1,110	2,216
Issue of warrants and convertible component	1,398	682	682
Payment of issue expenses related to previous period	-	(30)	(30)
Interest paid on lease liability	(8)	(10)	(17)
Repayment of lease liability	(26)	(22)	(47)

Net cash provided by financing activities	1,407	1,730	2,804

Exchange rate differences on cash and cash equivalents and restricted deposits in foreign currency	-	-	9

	-	-	9

Increase (decrease) in cash and cash equivalents	(726)	108	(615)
Cash and cash equivalents at the beginning of the period	870	1,485	1,485

Cash and cash equivalents at the end of the period	144	$1,593	$870

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,		Year Ended December 31,
		2020	2019	2019
		Unaudited		Audited
		USD in thousands

(a)	Significant non-cash transactions:

	Conversion of debentures into share capital	$-	$250	$1,507

	Registration of warrants	$-	$-	$464

	Unpaid issue expenses	$-	$40	$116

	Investment in associate	$742	$-	$-

	Exercise of warrants	$1,419	$-	$-

	Modification of leasing agreement	$101	$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	Therapix Biosciences Ltd. (“Therapix” or the “Company”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, Therapix and its subsidiaries at the time (the “Group”) were mainly engaged in developing several innovative immunotherapy products and Therapix’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy according to which it would focus on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea (“OSA”), pain and autism spectrum disorder.

The Company was a dual-listed company, which had its ordinary shares, New Israeli Shekel (“NIS”) 0.1 par value each (“Ordinary Shares”), traded on the Tel-Aviv Stock Exchange Ltd. (“TASE”) from December 26, 2005 until it delisted such shares from the TASE on August 7, 2018, and has had its American Depository Shares (“ADSs”) listed on the Nasdaq Capital Market (“Nasdaq”) since March 27, 2017 (see Note 7a, “Subsequent Events After the Reporting Period” for additional information). The Company completed an initial public offering (“IPO”) of its ADSs in the United States on March 27, 2017 and raised approximately $13.7 million. Since the IPO, the Company has had its ADSs registered with the U.S. Securities and Exchange Commission (“SEC”).

As of June 30, 2020, Therapix has two wholly owned subsidiaries, both of which are companies incorporated under the laws of Israel (the “Subsidiaries”): (1) Brain Bright Ltd. (“Brain Bright”); and (2) Evero Health Ltd. (“Evero”).

Both of the Subsidiaries are private companies, and as of the date of these financial statements, Brain Bright is an inactive company with no assets or liabilities. Therapix also owns approximately 27% of Lara Pharm Ltd.’s (“Lara”) share capital. Lara is a private company incorporated under the laws of Israel which, to the best knowledge of the Company, does not engage in any business, and in any event, Therapix does not have significant influence on Lara since it has no representation in Lara’s board of directors. The Company wrote-off the entire investment in Lara in 2015.

On October 3, 2018 (the “Acquisition Date”), Therapix obtained control over Therapix Healthcare Resources Inc. (“THR”), a Delaware corporation, which was established on July 31, 2018, by holding 82.36% of THR’s equity. On June 27, 2019, following the finalization of THR’s dissolution, Therapix deconsolidated THR.

b.	These interim consolidated financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2019, and accompanying notes, that were published on June 15, 2020 (the "2019 Annual Consolidated Financial Statements").

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (cont.)

c.	All information in the interim financial statements regarding the ADSs assumes that all of the Company's Ordinary Shares have been converted into ADSs. Each ADS represents 40 ordinary shares (see Note 4a). See Note 7a, “Subsequent Events After the Reporting Period” for additional information.

d.	The Company incurred a net loss of approximately $2.6 million and had negative cash flows from operating activities of approximately $2.1 million for the six-month period ended on June 30, 2020. As of June 30, 2020, the Company had an accumulated deficit of approximately $51.7 million as a result of recurring operating losses. As the Company presently has no activities that generate revenues, the Company's continued operation is dependent on its ability to raise funding from external sources. This dependency will continue until the Company will be able to finance its operations by selling its products or commercializing its technology. Also, all of the Company’s current research and development operations are in abeyance and require additional funds before they can progress. In addition, the Company's management believes that the balance of cash held by the Company as of October 8, 2020 (the “Approval Date”), in which the interim consolidated financial statements for the period ended June 30, 2020, were approved, will not be sufficient to finance its operating activities in the foreseeable future. These factors raise substantial doubt about the Company's ability to continue as a "going concern".

e.	The interim consolidated financial statements of the Company for the six-month period ended on June 30, 2020, were approved for issue on October 8, 2020. In connection with the preparation of the interim consolidated financial statements and in accordance with authoritative guidance for subsequent events, the Company evaluated subsequent events after the consolidated statements of financial position date of June 30, 2020, through October 8, 2020, the date on which the unaudited interim consolidated financial statements were available to be issued.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim consolidated financial statements:

The Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, "Interim Financial Reporting". The significant accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2019 Annual Consolidated Financial Statements.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- CONVERTIBLE LOANS

a.	On January 15, 2020, the Company entered into a bridge loan agreement (the "Bridge Loan") with a third party, in which the third party lent to the Company $50 thousand (the "Bridge Loan Amount"). On April 17, 2020, the Bridge Loan Amount was fully repaid by the Company, including interest in the amount of $2 thousand. Accordingly, the Bridge Loan was terminated with no further effect.

b.	On March 19, 2020, the Company entered into a securities purchase agreement pursuant to which it will make a private placement (the “Private Placement”) with Dekel Pharmaceutical Ltd. (which was considered as a related party to the Company at the time of the Private Placement. As of the Approval Date, it is no longer a related party to the Company), of convertible promissory notes (the “Notes”), with an aggregate original principal amount of approximately $350 thousand, at an aggregate purchase price of $315 thousand in several tranches, spread across a twelve-month period. In addition, the Company issued a warrant to purchase up to 314,285 ADSs of the Company (the “Private Placement Warrant”) and 40,000 ADSs. The initial tranche of the Private Placement was for a principal amount of $220 thousand at a purchase price of $198 thousand. The Notes are unsecured, have a maturity date of March 23, 2021, bear interest at a rate of 12% per annum, and may be converted, at the election of the holder, into ADSs at an initial conversion price of $0.35 per ADS (the “Fixed Conversion Price”), subject to adjustments. After the six-month anniversary of the issuance of the Notes, the conversion price shall be equal to the lower of the Fixed Conversion Price or 70% of the lowest trading price of the ADSs as reported on Nasdaq or any exchange upon which the ADSs or Ordinary Shares of the Company are traded at such time, for the 20 prior trading days including the day upon which a notice of conversion is received by the Company or its transfer agent. The Private Placement Warrant is exercisable at any time on or after the actual closing date and on or prior to the close of business on the five-year anniversary of the date of issuance, at an initial exercise price of $0.35 per ADS, subject to adjustment.

Valuation process and techniques:

The Company’s management considers the appropriateness of the valuation methods and inputs and may request that alternative valuation methods are applied to support the valuation arising from the method chosen.

The valuation of the Notes, warrants and ADSs was set in accordance with International Financial Reporting Standard (“IFRS”) 9 and IAS 32, “Financial Instruments: Presentation” (“IAS 32”). IFRS 9 and IAS 32 determine the accepted method in allocating the consideration received from a bundle of securities. According to the guidelines of IFRS 9 and IAS 32, the allocation is based on the method of the remainder of consideration, when there is a hierarchy regarding the financial instruments measured at fair value and the financial instruments recognized as the remainder of consideration.

According to IFRS 9 and IAS 32, the allocation is based on the following hierarchy:

-	Derivative and other financial instrument measured at fair value through its contractual life.

-	Financial liabilities and other complex instruments which are not recognized at fair value.

-	Equity instruments.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- CONVERTIBLE LOANS (cont.)

IFRS 9 and IAS 32 also determine that a derivative which may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments, will be defined as a financial liability, measured and presented at fair value each period. Accordingly, and as mentioned in the securities purchase agreement, in the event of conversion, the number of shares to be issued is unknown (not fixed). Therefore, according to the definition mentioned above, the conversion component and warrants are classified as a financial liabilities that will be measured at fair value, through profit or loss, as of the issuance date and on any following financial reporting date (accordingly, issue expenses related to the derivative will be recorded through profit or loss). No consideration will be left to attribute to the debt and equity instruments (except for the par value of the issuance of 40,000 ADSs mentioned above).

The valuation of the conversion component and warrants of Convertible Debentures were set at fair value, as required in IFRS 9, and in accordance with IFRS 13, “Fair value measurement” (“IFRS 13”), and was categorized as Level 3 by the Company.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The warrants’ fair value was calculated using the Black–Scholes–Merton model, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	June 30, 2020	March 23, 2020

Dividend yield (%)	0	0
Expected volatility (%)	129.32	122.01
Risk-free interest rate (%)	0.29	0.38
Underlying Share Price ($)	0.62	0.43
Exercise price ($)	0.35	0.35
Warrants fair value ($)	0.55	0.36

The conversion component fair value was calculated using the Monte Carlo Simulation Model, an option pricing model which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	June 30, 2020	March 23, 2020

Expected volatility (%)	150.33	116.51
Risk-free interest rate (%)	0.16	0.17
Underlying Share Price ($)	0.62	0.43
Conversion Price ($)	0.35	0.35

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: EQUITY

a.	Composition of share capital as of June 30, 2020, June 30, 2019 and December 31, 2019:

	June 30, 2020		December 31, 2019		June 30, 2019
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary Shares of NIS 0.1 par value each	1,000,000,000	563,521,454	300,000,000	228,788,014	300,000,000	165,966,494

Description of ADSs:

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS represents 40 Ordinary Shares, (or the right to receive 40 Ordinary Shares) deposited with the principal Tel Aviv office of Bank Hapoalim, as custodian for the depositary. Each ADS also represents any other securities, cash or other property which may be held by the depositary.

b.	On April 1, 2020 the Company entered into a definitive securities purchase agreement (the “April 2020 Purchase Agreement”) with institutional investors to purchase of 4,166,668 units, each consisting of (i) one pre-funded warrant to purchase one ADS and (ii) one Series B warrant to purchase one ADS, at a purchase price of $0.2999 per unit. The Series B warrants have an exercise price of $0.43 per ADS, are exercisable upon issuance and expire five years from the date of issuance. The offering resulted in gross proceeds to the Company of approximately $1.25 million. The closing of the sale of the securities took place on April 3, 2020. After the closing of the April 2020 Purchase Agreement and until the Approval Date, all pre-funded warrants were exercised. In addition, 4,161,668 of the Series B warrants were exercised pursuant to a cashless exercise mechanism as described in the April 2020 Purchase Agreement for no further consideration to the Company. As of the Approval Date, there were 5,000 Series B warrants unexercised.

The Series B warrants are classified as a financial liability that will be measured at fair value, through profit or loss, as of the issuance date and on any following financial reporting date (accordingly, issue expenses related to the Series B warrants will be recorded through profit or loss). No consideration will be left to attribute to the pre-funded warrants, which is an equity instrument.

The valuation of the conversion component of the Series B warrants was set at fair value, as required in IFRS 9, and in accordance with IFRS 13, and was categorized as Level 3 by the Company.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: EQUITY (cont.)

Hereinafter is the reconciliation of the fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2020	$-

Issuance at April 3, 2020	$1,250
Net change in fair value of the Series B warrants designated at fair value through profit or loss	172
Conversion part of Series B warrants	(1,419)

Balance at June 30, 2020	$3

c.	On January 15, 2020, the general meeting the Company’s shareholder approved an increase of the Company’s authorized share capital to 1,000,000,000 Ordinary Shares.

NOTE 5:- ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Six months ended June 30,		Year Ended December 31,
		2020	2019	2019
		Unaudited		Audited
		USD in thousands
a.	Research and development expenses:

	Wages and related expenses	$181	$133	$435
	Share-based payment	100	19	165
	Clinical studies	1	56	240
	Regulatory, professional and other expenses	178	45	437
	Research and preclinical studies	33	190	277
	Chemistry and formulations	-	56	85

		493	499	1,639

b.	General and administrative expenses:

	Wages and related expenses	106	224	382
	Share-based payment	69	363	388
	Professional and directors' fees	679	598	1,065
	Business development expenses	5	215	387
	Office maintenance, rent and other expenses	53	38	72
	Investor relations and business expenses	7	45	63
	Regulatory expenses	51	67	112

		$970	$1,550	2,469

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	In December 2019, a novel strain of coronavirus (“COVID-19”), was identified in Wuhan, China. This virus continued to spread globally and, as of June 2020, has spread to over 200 countries, including Israel. The spread of COVID-19 from China to other countries has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of COVID-19. As of the Approval Date, restrictions are imposed on businesses and the public in Israel and around the world. In Israel, these restrictions were loosened for several months; however, in late September 2020 restrictions on business activity in Israeli were implemented and it is unclear as to when any of the restrictions will be loosened again.

Due to the impact of the COVID-19 pandemic on the business, consultants and service providers of the Company, the Company was unable to file its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) by the normally prescribed deadline of April 30, 2020, due to insufficient time to facilitate the internal and external review process. The Company filed its Annual Report on June 15, 2020, 45 days after the original due date of its Annual Report, in reliance upon the exemption set forth in the SEC’s March 25, 2020 Order (Release No. 34-88318), which under certain conditions exempts reporting companies form making certain filings required under the Securities and Exchange Act of 1934, as amended, for up to 45 after the normally prescribed deadline.

The Company’s operations and business have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout Israel and the world. The Company has been following the recommendations of local health authorities to minimize exposure risk for its team members for the past several months, including the temporary closures of its offices and having team members work remotely.

The Company is still assessing its business operations and system supports and the impact that the COVID-19 pandemic may have on the results and financial condition. To date, the Company has taken action to reduce its operating expenses in the short term, but there can be no assurance that these remedial measures will enable the Company to avoid part or all of any impact from the spread of the COVID-19 or its consequences, including downturns in business sentiment generally or in its sector in particular. In addition, the impact of COVID-19 may cause delays to future clinical trials and may make it difficult for to recruit patients to clinical trials.

The Company will continue to monitor the situation, in which as described above, the Company expects the COVID-19 pandemic to continue having an impact on the Company’s operations and the entire world during the following months.

b.	As part of the changes in the Board’s composition, Dr. Yafit Stark and Mr. Zohar Heiblum resigned from the Board on December 31, 2019, and Mr. Amit Berger resigned from the Board during March 2020. All three former directors resigned for personal reasons and not due to any dispute with management. In March 2020, two new independent members were elected to fill vacancies on the Board - Mr. Todd Viollete and Mr. Gilad Bar Lev. In May 2020, Prof. Ari Shamiss and Mr. Arie Webber also were elected to fill vacancies as independent Board members.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (cont.)

c.	On May 15, 2020, the Company entered into a series of transactions (together, the “Joint Venture Transaction”), including a definitive share transfer agreement with Capital Point Ltd. (“Capital Point”), an Israeli holding company traded on the TASE, and Evero, pursuant to which Capital Point sold to Evero 5,952,469 ordinary shares, NIS 0.01 par value each, of Coeruleus Ltd. (the “Purchased Coeruleus Shares” and “Coeruleus,” respectively), an Israeli company, and an affiliated company (in which Capital Point owns approximately 40% the issues and outstanding share capital) of Capital Point, engaged in, among others, developing innovative medications based on the active generic substance flumazenil, including a sublingual spray to reduce the side effects of hypnotic sleep medication, and a sublingual spray to improve function and quality of life in patients with hepatic encephalopathy. The Purchased Coeruleus Shares represented approximately 35% of the issued and outstanding share capital of Coeruleus. In consideration thereof, Evero issued and sold to Capital Point 176,470 ordinary shares, NIS 1.00 par value each, constituting 15% of the issued and outstanding share capital of Evero, which were valued at $351 thousand, based on apportionment of the fair market value of the Company as reflected in the Nasdaq. Following the transaction Capital Point held approximately 5% of Coeruleus’ issued and outstanding share capital. The transaction costs of $51 thousand were also capitalized as part of the investment in associate.

As part of the Joint Venture Transaction, the Company transferred to Evero its THX-110 sleep technology, to be fully owned by Evero, under the terms and conditions of an asset purchase agreement. In addition, the Company issued to Capital Point a warrant (the “Capital Point Warrant”) to purchase $340 thousand of ADSs of the Company. Pursuant to the terms of the Capital Point Warrant, the exercise price per ADS is equal to the closing price of the Company’s ADSs on the trading day on which the notice of exercise was actually received by the Company, and shall be paid by transferring to the Company a duly executed share transfer deed for 9,577 ordinary shares of Evero. The Capital Point Warrant are exercisable for twelve-months starting from the twelve-month anniversary of the issuance date, which was May 15, 2020.

d.	In view of the global coronavirus crisis, the Company modified its lease agreement and decided to vacate its offices at the end of the original lease period and not to extend to the options periods (see Note 7d). In the event of any change in the expected exercise of the lease extension option, the Company remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

NOTE 7:- SUBSEQUENT EVENTS AFTER THE REPORTING PERIOD

a.	In accordance with a written notice from the Nasdaq Hearings Panel on June 30, 2020 detailing its decision to delist the Company’s ADSs from the Nasdaq, suspension of trading in the ADSs on Nasdaq became effective at the opening of business on July 2, 2020. As of July 8, 2020, the Company’s ADSs became eligible to trade on the OTC Pink Marketplace under the symbol “TRPXY”.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- SUBSEQUENT EVENTS AFTER THE REPORTING PERIOD (cont.)

b.	On June 29, 2020, the Company entered into definitive agreements with several accredited and institutional investors providing for the issuance of an aggregate of 5.2 million ADSs at a purchase price of $0.50 per ADS, and warrants to purchase up to 2.6 million ADSs in a private placement (the “June 2020 Private Placement”). On the same day, the Court granted a temporary injunction until the Court hearing that was scheduled to occur on July 8, 2020. Following the Court hearing, the Court ruled that the parties reached a mutual agreement according to which Pure Capital withdrew the application for the temporary injunction, subject to the Company’s commitment that the Meeting be held on July 28, 2020 as planned.

On June 30, 2020, L.I.A. Pure Capital Ltd. (“Pure Capital”), a shareholder of the Company that requested to summon a special general meeting of the shareholders of the Company, which was subsequently scheduled for July 28, 2020 by the Company (the “Meeting”) in order to replace the Company’s then-current Board with nominees designated by Pure Capital, submitted to the Tel Aviv-Jaffa District Court (the “Court”) a petition for an injunction of the contemplated June 2020 Private Placement.

The Company confirmed that its previously announced June 2020 Private Placement was terminated and was no longer in effect, and the ADSs that were to be issued under the June 2020 Private Placement would therefore not be entitled to vote in the Meeting since they were not issued.

c.	On July 23, 2020, the Company submitted to the Court a petition pursuant to the Israeli Insolvency and Economic Rehabilitation Law, 2018, to commence proceedings for the economic rehabilitation of the Company (the “Petition”). In the Petition submitted to the Court, the Company stated that it is insolvent (as determined by the cash flow test) and unable to pay its debts to the Company’s creditors. On August 11, 2020, Pure Capital proposed to deposit $1.5 million with the Company’s temporary trustee nominated by the Court to cover and pay all of the Company’s debts, without derogating from any other creditor’s rights towards the Company (the “Pure Capital Proposal”). The Pure Capital Proposal was made subject to the replacement of the Company’s Board with Pure Capital’s designated nominees that were voted upon at the adjourned annual general meeting held on August 4, 2020 (as discussed below). The Court issued an order on August 14, 2020 (the “Order”), approving the Pure Capital Proposal and settlement agreement submitted to the Court by the parties thereto.

In accordance with the terms of the Order and following the deposit by Pure Capital, the Company’s current members of the Board were replaced by: Itschak Shrem (chairman), Amitai Weiss (also appointed to act as the Company’s Chief Executive Officer), Moshe Revach, Lior Amit, Lior Vider and Liat Sidi. Following the issuance of the Order, a related case that was filed by Pure Capital with the Court was withdrawn as well.

d.	On July 30, 2020, the Company did not exercise the option period under its lease agreement and vacated its offices. The Company’s deposit in the amount of $24 thousand, initially made in connection with its offices lease agreement, was returned to the Company, which amount deducted the lessor’s expenses.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- SUBSEQUENT EVENTS AFTER THE REPORTING PERIOD (cont.)

e.	On August 4, 2020, following an adjournment thereof on July 28, 2020, the Company convened an annual and special general meeting of its shareholders, whereby, inter alia, the shareholders approved an increase to the Company’s share capital from 1,000,000,000 Ordinary Shares to 10,000,000,000 Ordinary Shares. In addition, shareholders of the Company voted against the proposal proposed by Pure Capital to remove the then current members of the Board and to approve the nominations of nominees proposed by Pure Capital.

f.	On August 6, 2020, Pure Capital filed with the Court, requesting an order to have the results of the Company’s annual general meeting held on August 4, 2020 declared invalid, mainly due to the Company’s reliance on discretionary voting of the depositary bank for the Company’s ADSs. The Court asked for the Company and directors’ response by no later than August 13, 2020, which was subsequently extended.

On August 11, 2020, Pure Capital proposed to deposit $1.5 million with the Company’s temporary trustee nominated by the Court to cover and pay all of the Company’s debts, without derogating from any other creditor’s rights towards the Company (the “Pure Capital Proposal”). The Pure Capital Proposal was made subject to the replacement of the Company’s Board with Pure Capital’s designated nominees that were voted upon at the adjourned annual general meeting held on August 4, 2020 (as discussed below).

The Court issued an order on August 14, 2020 (the “Order”), approving the Pure Capital Proposal and settlement agreement submitted to the Court by the parties thereto. In accordance with the terms of the Order and following the deposit by Pure Capital, the Company’s current members of the Board were replaced by: Itschak Shrem (chairman), Amitai Weiss (also appointed to act as the Company’s Chief Executive Officer), Moshe Revach, Lior Amit, Lior Vider and Liat Sidi. Following the issuance of the Order, a related case that was filed by Pure Capital with the Court was withdrawn as well.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- SUBSEQUENT EVENTS AFTER THE REPORTING PERIOD (cont.)

g.	On September 8, 2020, we entered into a certain credit agreement, or the Credit Facility, with M.R.M. Merchavit Holdings and Management Ltd., or the Lender, whereby the Lender agreed to extend a line of credit to us in the aggregate amount of $200 thousand, or the Credit Amount. According to the terms of the Credit Facility, $100 thousand of the Credit Amount, or the Loan Amount, was immediately drawn on the date of the Credit Facility, and the remaining $100 thousand may be drawn on an as-needed basis. The Loan Amount is due upon the earlier of one year from September 8, 2020 or at such time that we raise $1.5 million. The Lender is entitled to a transaction and interest fee of $5 thousand (plus VAT) that was offset from the Credit Facility for the immediately drawn $100 thousand and 5% from any additional withdrawal amount from the Credit Facility.

h.	On September 17, 2020, following an adjournment thereof on September 10, 2020, the Company convened a special general meeting of its shareholders, whereby the shareholders approved, inter alia, (i) an increase to the Company’s share capital from 10,000,000,000 Ordinary Shares to 15,000,000,000 Ordinary Shares; and (ii) a reverse split of the Company’s share capital up to a ratio of 20:1 (the “Reverse Split”).

On October 1, 2020, the Company’s Board of Directors resolved that the final of the Reverse Split will be 20:1, expected to be effective after the close of business on October 16, 2020. Concurrently with the Reverse Split, the Company expects to change the ratio of its ADSs to its Ordinary Shares from each ADS representing 40 Ordinary Shares to each ADS representing 140 Ordinary Shares. This will result in a reverse split on the Company’s American Depositary Receipt program.